[LETTERHEAD OF MORGAN STANLEY SMITH BARNEY LLC]

July 22, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, DC  20549

Re:                             Morgan Stanley Global Investment Solutions - Contrarian Candidates Portfolio, Series 1

Amendment No. 3 to the Registration Statement on Form S-6 (“Amendment No. 3”)

File No. 333-195602

Ladies and Gentlemen:

In connection with the comments of the staff of the Securities and Exchange Commission (the “Commission”) regarding the Trust’s registration statement on Form S-6, initially filed with the Commission on April 30, 2014, as amended by Amendment No. 3 to be filed on even date herewith (collectively, the “Registration Statement”), and in light of the Trust’s request for acceleration of the effective date of the Registration Statement, we acknowledge that:

1.                                      The Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

2.                                      Staff comments or changes to disclosure in response to staff comments in the Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

3.                                      The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MORGAN STANLEY GLOBAL INVESTMENT SOLUTIONS - CONTRARIAN CANDIDATES PORTFOLIO, SERIES 1

By:	Morgan Stanley Smith Barney LLC, Depositor

	By:	/s/ SCOTT RICHARDSON
Executive Director

[LETTERHEAD OF MORGAN STANLEY SMITH BARNEY LLC]

July 22, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, DC  20549

Re:	Morgan Stanley Global Investment Solutions - Contrarian Candidates Portfolio, Series 1
Amendment No. 3 to the Registration Statement on Form S-6 (“Amendment No. 3”)
File No. 333-195602

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, the undersigned, Morgan Stanley Global Investment Solutions - Contrarian Candidates Portfolio, Series 1, and its depositor, sponsor, evaluator and principal underwriter, Morgan Stanley Smith Barney LLC, respectfully request that the Securities and Exchange Commission grant acceleration of the effective date of said Amendment No. 3 so that it may become effective as early as practicable on July 22, 2014.

Very truly yours,

MORGAN STANLEY GLOBAL INVESTMENT SOLUTIONS - CONTRARIAN CANDIDATES PORTFOLIO, SERIES 1

By:	Morgan Stanley Smith Barney LLC

	By:	/s/ SCOTT RICHARDSON
Executive Director

MEMORANDUM OF CHANGES

MORGAN STANLEY GLOBAL INVESTMENT SOLUTIONS — CONTRARIAN CANDIDATES PORTFOLIO, SERIES 1

The Prospectus filed with Amendment No. 3 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of Morgan Stanley Global Investment Solutions — Contrarian Candidates Portfolio, Series 1 on July 22, 2014.  An effort has been made to set forth below each of the substantive changes and also to reflect the same by blacklining the marked counterparts of the Prospectus submitted with the Amendment.

Front Cover Page.  The date of the Prospectus has been inserted and the preliminary prospectus disclosure has been removed.

Investment Concept and Selection Process. In the second to last sentence of the first paragraph of this section, the date on which the Sponsor implemented the objective selection criteria (the “Selection Date”) has been inserted.

Principal Risk Factors.  In the first sentence of the last paragraph of this section, the number of common stocks in the trust has been inserted.

The “Fee Table,” “Example,” and “Summary of Essential Information” sections have been completed.

The “Report of Independent Registered Public Accounting Firm” page has been completed.

The “Statement of Financial Condition” page has been finalized.

The “Portfolio” page and notes thereto have been finalized.

Risk Factors — Consumer Discretionary Companies.  This section has been added to disclose the risks associated with the trust’s significant investment in companies in the consumer discretionary sector.

Public Sale of Units — Public Offering Price. Language has been revised in the third sentence of the eighth paragraph of this section to clarify the circumstances when the evaluator may determine that a market price is not accurate. In the first sentence of the next to last paragraph of this section, the sales charge relating to employee discounts has been revised.

Redemption — Computation of Redemption Price Per Unit.  Language has been revised in the second sentence of the second paragraph of this section to clarify the circumstances when the evaluator may determine that a market price is not accurate.

Administration of the Trust — Trust Supervision.  Sentence added to the end of the fourth paragraph of this section describing the Replacement Securities.